

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 17, 2022

Luca Santarelli
Chief Executive Officer
VectivBio Holding AG
Aeschenvorstadt 36
4051 Basel
Switzerland

> **Re: VectivBio Holding AG**
> **Registration Statement on Form F-3**
> **Filed June 13, 2022**
> **File No. 333-265546**

Dear Dr. Santarelli:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Dayne Brown, Esq.